    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 1999



                                                      REGISTRATION NO. 333-71231

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         PRE-EFFECTIVE AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  SAFEWAY INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                         SAFEWAY INC.                        94-3019135
   (STATE OR OTHER JURISDICTION        5918 STONERIDGE MALL ROAD               (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)     PLEASANTON, CALIFORNIA 94588          IDENTIFICATION NUMBER)
                                             (925) 467-3000

                       (ADDRESS, INCLUDING ZIP CODE, AND
                     TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             MICHAEL C. ROSS, ESQ.
                        SENIOR VICE PRESIDENT, SECRETARY
                              AND GENERAL COUNSEL
                                  SAFEWAY INC.
                           5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (925) 467-3000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

               SCOTT R. HABER, ESQ.                                PAUL C. PRINGLE, ESQ.
              SCOTT K. MILSTEN, ESQ.                                 BROWN & WOOD LLP
                 LATHAM & WATKINS                                  555 CALIFORNIA STREET
         505 MONTGOMERY STREET, SUITE 1900                    SAN FRANCISCO, CALIFORNIA 94104
          SAN FRANCISCO, CALIFORNIA 94111                             (415) 772-1200
                  (415) 391-0600

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued February 1, 1999


SAFEWAY LOGO
                               19,750,000 Shares
                                  Safeway Inc.
                                  COMMON STOCK

                            ------------------------

     THE SELLING STOCKHOLDERS ARE OFFERING ALL OF THE SHARES, WHICH INCLUDE
        19,650,304 PRESENTLY OUTSTANDING SHARES AND 99,696 SHARES WHICH
           WILL BE ISSUED UPON THE EXERCISE OF OUTSTANDING WARRANTS.
                            ------------------------


 SAFEWAY INC.'S COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE
        SYMBOL "SWY." ON JANUARY 29, 1999, THE REPORTED LAST SALE PRICE
   OF THE COMMON STOCK ON THE NEW YORK STOCK EXCHANGE WAS $56 1/8 PER SHARE.

                            ------------------------

                              PRICE $      A SHARE
                            ------------------------

                                                                     UNDERWRITING     PROCEEDS TO
                                                         PRICE TO    DISCOUNTS AND      SELLING
                                                          PUBLIC      COMMISSIONS     STOCKHOLDERS
                                                         --------    -------------    ------------
Per Share..............................................     $            $                 $
Total..................................................  $             $                $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

None of the proceeds from the sale of the shares will be received by Safeway other than $49,848 representing the exercise price of the warrants.

One of the selling stockholders has granted the underwriters the right to purchase up to an additional 2,000,000 shares to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
February   , 1999.
                            ------------------------

MORGAN STANLEY DEAN WITTER
         GOLDMAN, SACHS & CO.
                   MERRILL LYNCH & CO.

DONALDSON, LUFKIN & JENRETTE
         ING BARING FURMAN SELZ LLC
                   LEHMAN BROTHERS
                             J.P. MORGAN & CO.
                                      SALOMON SMITH BARNEY
                                             WARBURG DILLON READ LLC
February   , 1999

                     [Map of Safeway Operating Territories]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "we," "us" and "our" refer to Safeway Inc. and its subsidiaries, unless the context otherwise requires.

                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Where You Can Find More Information.........................    7
Disclosure Regarding Forward-Looking Statements.............    7
Price Range of Common Stock.................................    8
Dividend Policy.............................................    8
Selected Financial Data.....................................    9
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   11
Business....................................................   16
The Selling Stockholders....................................   21
Description of Capital Stock and Warrants...................   23
Certain United States Tax Consequences to Non-United States
  Holders...................................................   24
Underwriters................................................   27
Legal Matters...............................................   28
Experts.....................................................   29
Information Incorporated by Reference.......................   29

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and our financial statements, the notes thereto and the other financial data contained elsewhere in this prospectus or incorporated by reference herein. Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

                                  THE COMPANY


     We are one of the largest food and drug retailers in North America based on sales, with 1,497 stores as of January 2, 1999. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, Illinois and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.


     In April 1997, we completed a merger with The Vons Companies, Inc. pursuant to which we issued 83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. In connection with the merger, we repurchased 64.0 million shares of our common stock for an aggregate purchase price of $1.376 billion. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of January 2, 1999, operated 77 food and general merchandise stores in western Mexico.

     Dominick's Acquisition. In November 1998, we completed our acquisition of all of the outstanding shares of Dominick's Supermarkets Inc. for $49 cash per share, or a total of approximately $1.2 billion. We funded the acquisition of Dominick's, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and the issuance of commercial paper. Dominick's is now our wholly owned subsidiary through which we operate 114 stores in the greater Chicago metropolitan area, two distribution facilities and a dairy processing plant. Dominick's had sales of $2.6 billion in fiscal 1997 and sales of $1.8 billion through its third quarter of 1998.

     Carr-Gottstein Acquisition. On August 6, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Carr-Gottstein Foods Co. for $12.50 per share, or a total of approximately $110 million, in a cash merger transaction. Carr-Gottstein had approximately $220 million of debt outstanding on September 27, 1998. Carr-Gottstein is the leading food and drug retailer in Alaska, with 49 stores primarily located in Anchorage, as well as Fairbanks, Juneau, Kenai and other Alaska communities. Carr-Gottstein had sales of $589 million in fiscal 1997 and sales of $440 million through its third quarter of 1998.

     The acquisition of Carr-Gottstein is subject to a number of conditions, including the approval of the holders of a majority of Carr-Gottstein's outstanding shares, receipt of certain regulatory approvals and other customary closing conditions. Although we cannot assure you that all of these conditions to the merger will be satisfied or waived, we believe we will complete the transaction early in the second quarter of 1999. See "Business -- Carr-Gottstein Acquisition."

OPERATING STRATEGY

     During the past five years, our management team has demonstrated proficiency at turning around underperforming assets. Central to our success is a simple but effective formula that focuses on three key priorities to enhance the performance of our operations, including the operations of companies we acquire: (1) controlling costs, (2) increasing sales and (3) improving capital management. Management's focus on these three priorities has produced significant progress in the following key measures of financial performance:

        - Identical-store sales growth

        - Expense ratio reduction

        - Working capital management

        - Operating cash flow margin

        - Earnings per share growth

                              RECENT DEVELOPMENTS



FOURTH QUARTER 1998 EARNINGS



     On January 28, 1999, we reported net income of $255.0 million ($0.50 per share) for the 16-week fourth quarter of 1998 compared to net income of $214.9 million ($0.43 per share) for the 17-week fourth quarter of 1997. This represents a 19% increase in earnings despite the additional week in the fourth quarter of 1997.



     Strong store operations helped increase fourth quarter identical-store sales (which exclude replacement stores) 2.4% and comparable-store sales 3.0%. Total sales were $7.9 billion in the 16-week fourth quarter of 1998 compared to $7.8 billion in the 17-week fourth quarter of 1997.



     The Dominick's acquisition was accounted for as a purchase and Dominick's operating results have been consolidated with ours since approximately midway through the fourth quarter of 1998. The pro forma amounts presented below for 1997 were computed as if we had owned Dominick's for the corresponding period of the prior year.



     Our continuing improvement in buying practices and product mix helped to increase gross profit 51 basis points to 28.88% of sales in the fourth quarter of 1998 from pro forma 28.37% in the fourth quarter of 1997. LIFO expense was $2.5 million in the fourth quarter of 1998 compared to LIFO income of $8.4 million in 1997. Operating and administrative expense declined 42 basis points to 22.42% of sales in the fourth quarter of 1998 from pro forma operating and administrative expense of 22.84% in 1997, reflecting increased sales and ongoing efforts to reduce or control expenses. This represents the 23rd consecutive quarter of improvement in operating and administrative expense, after pro forma adjustments for acquisitions of Vons and Dominick's.



     Interest expense increased to $81.8 million in the fourth quarter of 1998 from $77.5 million for the fourth quarter of 1997, due to borrowings incurred in connection with the Dominick's acquisition. In spite of higher interest expense, strong operating results pushed the interest coverage ratio (operating cash flow divided by interest expense) to 8.44 times in 1998 from 7.53 times in 1997. Operating cash flow as a percentage of sales was 8.72% for the quarter and 8.75% for the year.



     Equity in earnings of Casa Ley, our unconsolidated affiliate, was $11.8 million for the quarter compared to $9.3 million in 1997.



     For the year, net income was $806.7 million in 1998 compared to $621.5 million of income before extraordinary loss in 1997. Sales for the year were $24.5 billion in 1998 compared to $22.5 billion in 1997. The gross profit margin improved 57 basis points to 29.10% in 1998 from 28.53% in 1997. Operating and administrative expense improved 28 basis points to 22.56% of sales in 1998 compared to 22.84% in 1997.



     At fiscal year end 1998, our outstanding debt was approximately $5.0 billion and our stockholders' equity was approximately $3.1 billion.

                         SAFEWAY INC. AND SUBSIDIARIES



                               OPERATING RESULTS


                (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)


                                  (UNAUDITED)



                                                     QUARTER ENDED                YEAR ENDED*
                                                ------------------------    ------------------------
                                                JANUARY 2,    JANUARY 3,    JANUARY 2,    JANUARY 3,
                                                   1999          1998          1999          1998
                                                ----------    ----------    ----------    ----------
                                                (16 WEEKS)    (17 WEEKS)    (52 WEEKS)    (53 WEEKS)
Sales.........................................  $ 7,922.6     $ 7,785.4     $24,484.2     $22,483.8
                                                =========     =========     =========     =========
Gross profit..................................  $ 2,228.1     $ 2,211.3     $ 7,124.5     $ 6,414.7
Operating and administrative expense..........   (1,776.3)     (1,771.7)     (5,522.8)     (5,135.0)
                                                ---------     ---------     ---------     ---------
Operating profit..............................      511.8         439.6       1,601.7       1,279.7
Interest expense..............................      (81.8)        (77.5)       (235.0)       (241.2)
Equity in earnings of unconsolidated
  affiliates..................................       11.8           9.3          28.5          34.9
Other income (expense), net...................       (0.2)          0.8           1.7           2.9
                                                ---------     ---------     ---------     ---------
Income before income taxes and extraordinary
  loss........................................      441.6         372.2       1,396.9       1,076.3
Income taxes..................................     (186.6)       (157.3)       (590.2)       (454.8)
                                                ---------     ---------     ---------     ---------
Income before extraordinary loss..............      255.0         214.9         806.7         621.5
Extraordinary loss related to early retirement
  of debt, net of income tax benefit of
  $41.1.......................................         --            --            --         (64.1)
                                                ---------     ---------     ---------     ---------
Net income....................................  $   255.0     $   214.9     $   806.7     $   557.4
                                                =========     =========     =========     =========
Diluted earnings per share:
  Income before extraordinary loss............  $    0.50     $    0.43     $    1.59     $    1.25
  Extraordinary loss..........................         --            --            --         (0.13)
                                                ---------     ---------     ---------     ---------
  Net income..................................  $    0.50     $    0.43     $    1.59     $    1.12
                                                =========     =========     =========     =========
Weighted average shares outstanding:
  Diluted.....................................      511.3         504.4         508.8         497.7
                                                =========     =========     =========     =========

OPERATING CASH FLOW:
Income before extraordinary loss..............  $   255.0     $   214.9     $   806.7     $   621.5
Add (subtract):
  Income taxes................................      186.6         157.3         590.2         454.8
  Interest expense............................       81.8          77.5         235.0         241.2
  Depreciation................................      155.6         135.6         475.1         414.0
  Goodwill amortization.......................       21.1          15.8          56.3          41.8
  LIFO expense (income).......................        2.5          (8.4)          7.1          (6.1)
  Equity in earnings of unconsolidated
     affiliates...............................      (11.8)         (9.3)        (28.5)        (34.9)
                                                ---------     ---------     ---------     ---------
Total operating cash flow.....................  $   690.8     $   583.4     $ 2,141.9     $ 1,732.3
                                                =========     =========     =========     =========
  As a percent of sales.......................       8.72%         7.49%         8.75%         7.70%
  As a multiple of interest expense...........       8.44x         7.53x         9.11x         7.18x


---------------


* The annual income statements include Vons' operating results since the companies merged at the beginning of the second quarter of 1997. Before the merger, our operating results include our 34.4% equity interest in Vons.


     Our principal executive offices are located at 5918 Stoneridge Mall Road, Pleasanton, California 94588, and our telephone number is (925) 467-3000.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with it (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Commission at prescribed rates.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements relate to, among other things, capital expenditures, cost reduction, cash flow and operating improvements and are indicated by words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "the Company believes," "the Company intends," "we believe," "we intend" and similar words or phrases. The following factors are among the principal factors that could cause actual results to differ materially from the forward-looking statements:

        - general business and economic conditions in our operating regions, including the rate of inflation/deflation, population, employment and job growth in our markets;

        - pricing pressures and other competitive factors, which could include pricing strategies, store openings and remodels;

        - results of our programs to reduce costs;

        - the ability to integrate any companies we acquire and achieve operating improvements at those companies;

        - relations with union bargaining units;

        - issues arising from addressing year 2000 information technology issues, including for companies we acquire;

        - opportunities or acquisitions that we pursue;

        - conditions to the acquisition of Carr-Gottstein, including regulatory approval, which could affect the timing of or our ability to complete the acquisition; and

        - the availability and terms of financing.

     Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been listed on the New York Stock Exchange under the symbol "SWY" since our initial public offering in May 1990.

     The following table sets forth the high and low sales prices for our common stock for the fiscal quarters indicated as reported by the New York Stock Exchange Composite Tape. Prices have been adjusted to give effect to two-for-one stock splits effected on January 30, 1996 and February 25, 1998.


                                                              HIGH        LOW
                                                              ----        ---
1997
  First quarter.............................................  $26         $20 9/16
  Second quarter............................................   24 13/16    21 1/8
  Third quarter.............................................   27 3/4      23 1/16
  Fourth quarter............................................   31 23/32    25 11/32
1998
  First quarter.............................................  $37 1/4     $30 1/2
  Second quarter............................................   40 7/16     34
  Third quarter.............................................   46 7/16     37 1/4
  Fourth quarter............................................   61 3/8      37 5/8
1999
  First quarter (through January 29, 1999)..................  $62 7/16    $53 9/16



     The reported last sale price of the common stock on the New York Stock Exchange Composite Tape on January 29, 1999 was $56 1/8.


                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock since we were acquired by a corporation formed by Kohlberg Kravis Roberts & Co. in 1986, and we do not currently intend to declare or pay any cash dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital expenditures, working capital requirements, any contractual restrictions and other factors deemed relevant by our Board of Directors. See "Description of Capital Stock and Warrants -- Dividends."

                            SELECTED FINANCIAL DATA

                         SAFEWAY INC. AND SUBSIDIARIES

     The financial data below are derived from our audited consolidated financial statements, except for the financial data for the 36-week periods ended September 12, 1998 and September 6, 1997, which are derived from unaudited consolidated financial statements. You should read the selected financial data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference herein. In the opinion of our management, the results of operations for the 36 weeks ended September 12, 1998 and September 6, 1997 contain all adjustments that are of a normal and recurring nature necessary to present fairly the financial position and results of operations for such periods. The results for the 36 weeks ended September 12, 1998 are not necessarily indicative of the results expected for the full year.

                                         36 WEEKS ENDED
                                     ----------------------      53          52          52          52          52
                                     SEPT. 12,    SEPT. 6,      WEEKS       WEEKS       WEEKS       WEEKS       WEEKS
                                        1998       1997(1)     1997(1)      1996        1995        1994        1993
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER-SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Sales..............................  $ 16,561.6   $14,698.4   $22,483.8   $17,269.0   $16,397.5   $15,626.6   $15,214.5
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit.......................     4,836.4     4,203.4     6,414.7     4,774.2     4,492.4     4,287.3     4,123.3
Operating and administrative
  expense..........................    (3,746.5)   (3,363.3)   (5,135.0)   (3,882.5)   (3,765.0)   (3,675.2)   (3,681.8)
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
Operating profit...................     1,089.9       840.1     1,279.7       891.7       727.4       612.1       441.5
Interest expense...................      (153.2)     (163.7)     (241.2)     (178.5)     (199.8)     (221.7)     (265.5)
Equity in earnings of
  unconsolidated affiliates........        16.7        25.6        34.9        50.0        26.9        27.3        33.5
Other income, net..................         1.9         2.1         2.9         4.4         2.0         6.4         6.8
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
Income before income taxes and
  extraordinary loss...............       955.3       704.1     1,076.3       767.6       556.5       424.1       216.3
Income taxes.......................      (403.6)     (297.5)     (454.8)     (307.0)     (228.2)     (173.9)      (93.0)
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary loss...       551.7       406.6       621.5       460.6       328.3       250.2       123.3
Extraordinary loss, net of tax
  benefit
  of $41.1, $41.1, $1.3 and
  $6.7.............................          --       (64.1)      (64.1)         --        (2.0)      (10.5)         --
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
Net income.........................  $    551.7   $   342.5   $   557.4   $   460.6   $   326.3   $   239.7   $   123.3
                                     ==========   =========   =========   =========   =========   =========   =========
Diluted earnings per share:
  Income before extraordinary
    loss...........................  $     1.09   $    0.82   $    1.25   $    0.97   $    0.68   $    0.51   $    0.25
  Extraordinary loss...............          --       (0.13)      (0.13)         --          --       (0.02)         --
                                     ----------   ---------   ---------   ---------   ---------   ---------   ---------
  Net income.......................  $     1.09   $    0.69   $    1.12   $    0.97   $    0.68   $    0.49   $    0.25
                                     ==========   =========   =========   =========   =========   =========   =========
FINANCIAL STATISTICS:
Identical-store sales(2)(3)........         4.2%        0.8%        1.3%        5.1%        4.6%        4.4%        2.1%
Comparable-store sales(2)..........         4.8         2.5         2.2         6.1         5.5         5.0         3.5
Gross profit margin................       29.20       28.60       28.53       27.65       27.40       27.44       27.10
Operating and administrative
  expense
  as a percent of sales............       22.62       22.88       22.84       22.48       22.96       23.52       24.20
Operating profit margin............         6.6         5.7         5.7         5.2         4.4         3.9         2.9
Operating cash flow(4).............  $  1,451.1   $ 1,148.9   $ 1,732.3   $ 1,239.5   $ 1,068.6   $   947.6   $   777.0
Operating cash flow margin.........        8.76%       7.82%       7.70%       7.18%       6.52%       6.06%       5.11%
Capital expenditures(5)............  $    538.1   $   379.6   $   829.4   $   620.3   $   503.2   $   352.2   $   290.2
Depreciation and amortization......       354.7       304.4       455.8       338.5       329.7       326.4       330.2
Total assets.......................     8,603.4     8,176.2     8,493.9     5,545.2     5,194.3     5,022.1     5,074.7
Total debt.........................     2,854.1     3,353.2     3,340.3     1,984.2     2,190.2     2,196.1     2,689.2
Stockholders' equity...............     2,778.0     1,921.5     2,149.0     1,186.8       795.5       643.8       382.9
Weighted average shares
  outstanding -- diluted (in
  millions)........................       508.1       494.6       497.7       475.7       481.2       494.2       493.8
OTHER STATISTICS:
Vons stores acquired in 1997.......          --         316         316          --          --          --          --
Total stores at period-end.........       1,381       1,367       1,368       1,052       1,059       1,062       1,078
Remodels completed during the
  period(6)........................         N/A         N/A         181         141         108          71          45
Total retail square footage at
  period-end (in millions).........        53.8        52.0        53.2        40.7        40.1        39.5        39.4

---------------
(1) We completed the merger with Vons in April 1997. The results of operations of Vons are included in our results of operations as of the beginning of the second quarter of 1997.

(2) Reflects sales increases for stores (including Vons stores for the final 41 weeks of 1997 and for 1998) operating the entire measurement period in both the current and prior periods. The 1997 and 1996 annual identical-store sales and comparable-store sales exclude British Columbia stores, which were closed during a labor dispute in 1996.

(3) Excludes replacement stores.

(4) Defined as FIFO income before income taxes, interest, depreciation, amortization, equity in earnings from unconsolidated affiliates and extraordinary losses. Operating cash flow is similar to net cash flow from operations presented in our consolidated statements of cash flows because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Management believes that operating cash flow is relevant because it assists investors in evaluating our ability to service our debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of our results of operations with those of companies having different capital structures. Other companies may define operating cash flow differently, and, as a result, those measures may not be comparable to our operating cash flow.

(5) Defined under "Business -- Capital Expenditure Program."

(6) Defined as store projects, other than maintenance, generally requiring expenditures in excess of $200,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     PERIOD ENDED SEPTEMBER 12, 1998 COMPARED TO PERIOD ENDED SEPTEMBER 6, 1997

     Our net income was $193.7 million ($0.38 per share) for the third quarter ended September 12, 1998, compared to income before extraordinary loss of $150.0 million ($0.30 per share) for the third quarter of 1997. In the third quarter of 1997, we incurred an extraordinary loss of $59.9 million ($0.12 per share) related to the early retirement of debt which reduced net income to $90.1 million ($0.18 per share).

     Our third-quarter sales increased 4.1% to $5.6 billion in 1998 from $5.4 billion in 1997, primarily because of strong store operations. Identical-store sales (which exclude replacement stores) increased 4.2%, while comparable-store sales increased 4.8%.

     Continuing improvement in buying practices and product mix helped increase gross profit 62 basis points to 29.52% of sales in the third quarter of 1998 from 28.90% in the third quarter of 1997. LIFO expense was $2.3 million in the third quarter of 1998. No LIFO expense was recorded in the third quarter of 1997. Operating and administrative expense declined 24 basis points to 22.76% of sales in the third quarter of 1998 compared to 23.00% in 1997, reflecting increased sales and ongoing efforts to reduce or control expenses.

     Interest expense declined to $48.8 million in the third quarter of 1998 from $62.3 million last year, due to reduced borrowings and lower interest rates achieved through the refinancing of certain debt in the third quarter of 1997. For the first 36 weeks of the year, interest expense was $153.2 million compared to $163.7 million in 1997.

     The combination of lower interest expense and strong operating results increased the interest coverage ratio (operating cash flow divided by interest expense) to an all-time high of 10.25 times in the third quarter of 1998. Operating cash flow (as defined under "-- Liquidity and Financial Resources") as a percentage of sales was 8.95% for the quarter and 8.36% for the last four quarters.

     Equity in earnings of Casa Ley, our unconsolidated affiliate, was $6.3 million in the third quarter of 1998 compared to $4.1 million in the third quarter of 1997. For the first three quarters of 1998, equity in earnings of Casa Ley was $16.7 million. In the first three quarters of 1997, we recorded equity in earnings of unconsolidated affiliates of $25.6 million, which included $12.2 million recognized in the first quarter of 1997 for the effect of our 34.4% equity interest in Vons.

     We merged with Vons at the beginning of the second quarter of 1997. Consequently, our income statement for the first 36 weeks of 1998 includes Vons' operating results for the entire period, while the income statement for the first 36 weeks of 1997 includes Vons' operating results for the second and third quarters plus the effect of our 34.4% equity interest in Vons for the first quarter. The following paragraph compares actual results for the first 36 weeks of 1998 with pro forma results for the same period in 1997, as if we merged with Vons at the beginning of 1997.

     Sales for the first 36 weeks of 1998 were $16.6 billion compared to pro forma sales of $15.9 billion in 1997. The gross profit margin for the first 36 weeks of 1998 improved 46 basis points to 29.20% from pro forma gross profit margin of 28.74% in 1997. Operating and administrative expense improved 42 basis points to 22.62% of sales in 1998 from pro forma expense of 23.04% in 1997.

     1997 COMPARED TO 1996 AND 1995

     Our net income was $557.4 million ($1.12 per share) in 1997, $460.6 million ($0.97 per share) in 1996, and $326.3 million ($0.68 per share) in 1995. In 1997 and 1995, income before extraordinary items related to debt refinancings was $621.5 million ($1.25 per share) and $328.3 million ($0.68 per share), respectively.


     Our 1997 income statement includes Vons' operating results since the second quarter plus the effect of our 34.4% equity interest in Vons in the first quarter, while the 1996 and 1995 income statements reflect our equity interest in Vons for the full year. In order to facilitate an understanding of our operations, this financial review presents certain pro forma information based on the 1997 and 1996 combined historical financial statements of the two companies as if the merger with Vons had been effective as of the beginning of each of the years discussed. See Note B to our 1997 Consolidated Financial Statements which are incorporated herein by reference.

     During the second quarter of 1997, we were engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. We estimate that the Alberta strike reduced 1997 net income by approximately $0.04 per share, and labor disputes in the British Columbia and Denver operating areas reduced 1996 net income by an estimated $0.07 per share.

     A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. We estimate that this dispute reduced 1995 earnings by approximately $0.01 per share.


     Sales. Sales for the 53 weeks of 1997 were $22.5 billion compared to $17.3 billion for the 52 weeks of 1996 and $16.4 billion for the 52 weeks of 1995. The increase was due primarily to our merger with Vons and the additional week in 1997. Identical-store sales (stores operating the entire year in both 1997 and 1996, excluding replacement stores but including Vons stores for 41 weeks in both years) increased 1.3% while comparable-store sales, which includes replacement stores, increased 2.2%. The effects of the second-quarter strike in Alberta weakened 1997 identical-store and comparable-store sales comparisons. Lack of inflation also softened 1997 sales comparisons. Excluded from identical-store and comparable-store sales comparisons are 86 stores in British Columbia that were closed during a strike-lockout for a portion of the second and third quarters of 1996.


     Gross Profit. Gross profit was 28.53% of sales in 1997 compared to 27.65% in 1996 and 27.40% in 1995. On a pro forma basis, gross profit increased to 28.63% of sales in 1997 from 28.20% in 1996, primarily due to improvements in buying practices and product mix. In addition, we recorded LIFO income of $6.1 million in 1997 compared to LIFO expense of $4.9 million in 1996 reflecting slight deflation in 1997.

     Operating and Administrative Expense. Operating and administrative expense was 22.84% of sales in 1997 compared to 22.48% in 1996 and 22.96% in 1995. Our operating and administrative expense-to-sales ratio increased compared to 1996 because Vons' operating and administrative expense ratio was higher than ours (partially due to the high cost of real estate and labor in southern California). In addition, goodwill amortization increased by approximately $30 million as a result of the merger with Vons. On a pro forma basis, operating and administrative expense declined 35 basis points to 22.95% of sales in 1997, from 23.30% in 1996.

     Interest Expense. Interest expense increased to $241.2 million in 1997 from $178.5 million in 1996 because of the debt incurred during the second quarter of 1997 to repurchase stock in conjunction with the merger with Vons.

     During 1997, we recorded an extraordinary loss of $64.1 million ($0.13 per share) for the repurchase of $588.5 million of our public debt, $285.5 million of Vons' public debt, and $40.0 million of medium-term notes. The extraordinary loss represented the payment of premiums on retired debt and the write-off of deferred finance costs, net of the related tax benefit. We financed this repurchase with a public offering of $600 million of senior debt securities and the balance with commercial paper. The refinancing extended our overall long-term debt maturities and increased our financial flexibility.

     In May 1997, we entered into interest rate cap agreements which expire in 1999 and entitle us to receive from counterparties the amounts, if any, by which interest at LIBOR on an $850 million notional amount exceeds 7%. The unamortized cost to purchase the cap agreements was $2.5 million at year-end 1997.

     As of year-end 1997, we had effectively converted $135.1 million of our floating rate debt to fixed interest rate debt through the use of interest rate swap agreements. Interest rate swap and cap agreements increased interest expense by $3.3 million in 1997, $3.0 million in 1996 and $0.3 million in 1995. The significant terms of swap and cap agreements outstanding at year-end 1997 are described in Note E to our 1997 Consolidated Financial Statements which are incorporated herein by reference.

     Equity in Earnings of Unconsolidated Affiliates. We record our equity in earnings of unconsolidated affiliates on a one-quarter delay basis.

     Income from our equity investment in Casa Ley increased to $22.7 million in 1997 from $18.8 million in 1996 and $8.6 million in 1995. For much of 1995, Mexico suffered from high interest rates and inflation which adversely affected Casa Ley. Since 1996, interest rates and inflation in Mexico moderated and Casa Ley's financial results have gradually improved.

     Equity in earnings of unconsolidated affiliates included our share of Vons' earnings of $12.2 million in the first quarter of 1997, $31.2 million in 1996 and $18.3 million in 1995.

LIQUIDITY AND FINANCIAL RESOURCES

     Cash flow from operations was $920.5 million in the first 36 weeks of 1998 compared to $728.4 million in 1997, primarily due to improved results from operations. Working capital (excluding cash and debt) at September 12, 1998 was a deficit of $302.2 million compared to a $314.9 million deficit at September 6, 1997.


     Cash flow used by investing activities for the first 36 weeks of the year was $472.5 million in 1998, compared to $257.7 million in 1997. During the first 36 weeks of 1998 we increased capital expenditures to open 18 new stores and to continue construction of a new distribution center in Maryland. In 1997 we acquired $57.2 million in cash from the merger with Vons.



     Cash flow used by financing activities was $473.4 million in the first three quarters of 1998, primarily due to repayment of long-term debt. In the first 36 weeks of 1997, financing activities used cash flow of $518.3 million, primarily to purchase treasury stock related to the merger with Vons, which was partially offset by long-term borrowings.


     Net cash flow from operations as presented in the consolidated statements of cash flows is an important measure of cash generated by our operating activities. Operating cash flow, as defined below, is similar to net cash flow from operations because it excludes certain noncash items. However, operating cash flow also excludes interest expense and income taxes. Our management believes that operating cash flow is relevant because it assists investors in evaluating our ability to service our debt by providing a commonly used measure of cash available to pay interest, and it facilitates comparisons of our results of operations with those of companies having different capital structures. Other companies may define operating cash flow differently, and as a result, such measures may not be comparable to our operating cash flow. Our computation of operating cash flow is as follows:

                                           36 WEEKS ENDED
                                    -----------------------------
                                    SEPTEMBER 12,    SEPTEMBER 6,    53 WEEKS    52 WEEKS    52 WEEKS
                                        1998             1997          1997        1996        1995
                                    -------------    ------------    --------    --------    --------
                                                          (DOLLARS IN MILLIONS)
Income before income taxes and
  extraordinary loss..............    $  955.3         $  704.1      $1,076.3    $  767.6    $  556.5
LIFO expense (income).............         4.6              2.3          (6.1)        4.9         9.5
Interest expense..................       153.2            163.7         241.2       178.5       199.8
Depreciation and amortization.....       354.7            304.4         455.8       338.5       329.7
Equity in earnings of
  unconsolidated affiliates.......       (16.7)           (25.6)        (34.9)      (50.0)      (26.9)
                                      --------         --------      --------    --------    --------
Operating cash flow...............    $1,451.1         $1,148.9      $1,732.3    $1,239.5    $1,068.6
                                      ========         ========      ========    ========    ========
As a percent of sales.............        8.76%            7.82%         7.70%       7.18%       6.52%
As a multiple of interest
  expense.........................        9.47x            7.02x         7.18x       6.94x       5.35x

     Based upon the current level of operations, we believe that operating cash flow and other sources of liquidity, including borrowings under our commercial paper program and our bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance that our business will continue to generate cash flow at or above current levels. The bank credit agreement is used primarily as a backup facility to the commercial paper program. We funded the acquisition of Dominick's, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and the issuance of commercial paper. On November 9, 1998, we closed the public offering of $1.4 billion of senior debt securities. We used most of the proceeds of that offering to repay outstanding indebtedness under our commercial paper program and the bank credit agreement. We expect to fund the acquisition of Carr-Gottstein through the issuance of commercial paper.

CAPITAL EXPENDITURE PROGRAM


     During 1998, we invested $1.2 billion in capital expenditures while opening 46 new stores, remodeling 234 stores and completing construction of the new Maryland distribution center. During 1999, we expect to spend approximately $1.2 billion to add 55 to 60 stores and complete approximately 250 remodels. The acquisition of Carr-Gottstein could result in additional capital spending in 1999.


YEAR 2000 COMPLIANCE

     The year 2000 issue is the result of computer programs that were written using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. To the extent that our software applications contain source code that is unable to interpret appropriately the upcoming calendar year 2000 and beyond, some level of modification or replacement of such applications will be necessary to avoid system failures and the temporary inability to process transactions or engage in other normal business activities.

     In 1997 we established a year 2000 project group, headed by our Chief Information Officer, to coordinate our year 2000 compliance efforts. The project group is staffed primarily with representatives of our Information Technology department and also uses outside consultants on an as-needed basis. The Chief Information Officer reports regularly on the status of the year 2000 project to a steering committee headed by the Chief Executive Officer, and to our Board of Directors.

     The year 2000 project group has identified all computer-based systems and applications (including embedded systems) we use in our operations that might not be year 2000 compliant, and has categorized these systems and applications into three priority levels based on how critical the system or application is to our operations. The year 2000 project group is determining what modifications or replacements will be necessary to achieve compliance; implementing the modifications and replacements; conducting tests necessary to verify that the modified systems are operational; and transitioning the compliant systems into our regular operations. The systems and applications in the highest priority level are being assessed and modified or replaced first. Management estimates that these actions with respect to all priority levels are approximately eighty percent complete. We estimate that all critical systems and applications will be year 2000 compliant by June 30, 1999.

     We completed our acquisition of Dominick's in November 1998 and are in the process of identifying which systems and applications of Dominick's might not be year 2000 compliant and integrating those systems and applications into our year 2000 project. We estimate that all critical systems and applications of Dominick's will be year 2000 compliant by September 30, 1999. We are not yet able to estimate the incremental costs associated with achieving compliance, but we do not expect that these costs will have any material adverse effect on the benefits we expect from the acquisition of Dominick's.

     The year 2000 project group is also examining our relationships with certain key outside vendors and others with whom we have significant business relationships to determine, to the extent practical, the degree of such outside parties' year 2000 compliance. The project group has begun testing procedures with certain vendors identified as having potential year 2000 compliance issues. Management does not believe that our relationship with any third party is material to our operations and, therefore, does not believe that the failure of any particular third party to be year 2000 compliant would have a material adverse effect on Safeway.

     The year 2000 project group is in the process of establishing and implementing a contingency plan to provide for viable alternatives to ensure that our core business operations are able to continue in the event of a year 2000-related systems failure. Management expects to have a comprehensive contingency plan established by March 31, 1999.

     Through December 31, 1998, we expended approximately $17 million to address year 2000 compliance issues. We estimate that we will incur an additional $8 million, for a total of approximately $25 million (excluding Dominick's), to address year 2000 compliance issues, which includes the estimated costs of all modifications, testing and consultants' fees.

     Management believes that, should we or any third party with whom we have a significant business relationship have a year 2000-related systems failure, the most significant impact would likely be the inability, with respect to a group of stores, to conduct operations due to a power failure, to deliver inventory in a timely fashion, to receive certain products from vendors or to process electronically customer sales at store level. We do not anticipate that any such impact would be material to our liquidity or results of operations.

                                    BUSINESS


     We are one of the largest food and drug retailers in North America based on sales, with 1,497 stores as of January 2, 1999. Our U.S. retail operations are located principally in northern California, southern California, Oregon, Washington, Colorado, Arizona, Illinois and the Mid-Atlantic region. Our Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of our retail operations, we have an extensive network of distribution, manufacturing and food processing facilities.


     In April 1997, we completed a merger with Vons pursuant to which we issued
83.2 million shares of our common stock for all of the shares of Vons common stock that we did not already own. In connection with the merger, we repurchased
64.0 billion shares of our common stock for an aggregate purchase price of $1.376 billion. We also hold a 49% interest in Casa Ley, S.A. de C.V. which, as of January 2, 1999, operated 77 food and general merchandise stores in western Mexico.


     Dominick's Acquisition. In November 1998, we completed our acquisition of all of the outstanding shares of Dominick's for $49 cash per share, or a total of approximately $1.2 billion. We funded the acquisition of Dominick's, including the repayment of approximately $560 million of debt and lease obligations, with a combination of bank borrowings and the issuance of commercial paper. Dominick's is now our wholly owned subsidiary through which we operate 114 stores. Dominick's is the second largest supermarket operator in the greater Chicago metropolitan area based on sales. Dominick's also operates two distribution facilities and a dairy processing plant. The Dominick's stores average approximately 61,000 square feet in size. Dominick's had sales of $2.6 billion in fiscal 1997 and sales of $1.8 billion through its third quarter of 1998.


     Carr-Gottstein Acquisition. On August 6, 1998, we signed a definitive agreement to acquire all of the outstanding shares of Carr-Gottstein for $12.50 per share, or a total of approximately $110 million, in a cash merger transaction. Carr-Gottstein had approximately $220 million of debt outstanding as of September 27, 1998. Carr-Gottstein had sales of $589 million in fiscal 1997 and sales of $440 million through its third quarter of 1998.

     Carr-Gottstein is the leading food and drug retailer in Alaska, with 49 stores, including liquor and tobacco stores described below, primarily located in Anchorage, as well as Fairbanks, Juneau, Kenai and other Alaska communities. Carr-Gottstein is Alaska's highest-volume alcoholic beverage retailer through its chain of 17 wine and liquor stores operated under the name Oaken Keg Spirit Shops. Carr-Gottstein also operates seven specialty tobacco stores under the name The Great Alaska Tobacco Company. In addition, Carr-Gottstein's vertically integrated organization includes freight transportation operations and a full-line food warehouse and distribution center.

     The definitive agreement requires Carr-Gottstein to call a special meeting of its stockholders where they will be asked to approve the merger of one of our wholly owned subsidiaries with Carr-Gottstein, with Carr-Gottstein surviving as our wholly owned subsidiary. An affiliate of Leonard Green & Associates owns approximately 35% of the outstanding shares and has agreed to vote its shares in favor of the transaction.

     The acquisition of Carr-Gottstein is subject to a number of conditions, including the approval of the holders of a majority of Carr-Gottstein's outstanding shares, receipt of certain regulatory approvals and other customary closing conditions. Safeway and Carr-Gottstein have received a request for additional information from the Federal Trade Commission, and we and Carr-Gottstein are in the process of compiling information in response to this request. In late October 1998, an Alaska consumer group and five individuals filed a purported class-action lawsuit in Alaska state court seeking an injunction to prevent our merger with Carr-Gottstein. The consumer group has dismissed its claims. The individual plaintiffs are seeking to amend the complaint to add an additional individual plaintiff. We and Carr-Gottstein believe the lawsuit is without merit and intend to defend the lawsuit vigorously. Although we cannot assure you that all of these conditions to the merger will be satisfied or waived, or that this lawsuit will be resolved to our satisfaction, we believe we will complete the transaction early in the second quarter of 1999.

     There is a risk that we may not be able to implement programs to enhance the performance of operations at Dominick's in a timely manner, if at all. The same risk exists with respect to Carr-Gottstein. In addition, we may not be able to complete the acquisition of Carr-Gottstein because one or more of the conditions to the transaction may not be satisfied. If we do achieve success in any one area, that success may be diluted by our inability to produce results in another. These acquisitions also present certain risks with regard to the integration of Dominick's and Carr-Gottstein with Safeway, including risks relating to coordinating different operations and integrating personnel and corporate cultures. If we are not successful in integrating these operations, our financial results could be adversely affected.

OPERATING STRATEGY

     During the past five years, our management team has demonstrated proficiency at turning around underperforming assets. Central to our success is a simple but effective formula that focuses on three key priorities: (1) controlling costs, (2) increasing sales and (3) improving capital management. Management's focus on these three priorities has produced significant progress in the following key measures of financial performance:

        - Identical-store sales growth

        - Expense ratio reduction

        - Working capital management

        - Operating cash flow margin

        - Earnings per share growth

     We continue to be focused on these same three priorities and expect continued improvement, but we cannot assure you as to the future results we will be able to achieve.

  Controlling Costs

     We have focused on controlling and reducing elements of our cost of sales through better buying practices, lower advertising expenses, distribution efficiencies, manufacturing plant closures and consolidations, improved category management and increased private label mix.

     Our efforts to control or reduce operating and administrative expenses have included overhead reduction in our administrative support functions, negotiation of competitive labor agreements, store level work simplification, consolidation of our information technology operations, elimination of certain corporate perquisites and the general encouragement of a "culture of thrift" among employees.

  Increasing Sales

     We have increased sales by achieving and maintaining competitive pricing, improving store standards, enhancing customer service and offering high quality products. Our efforts to upgrade store standards have focused on improving store appearance, in-stock condition, employee friendliness and speed of checkout. We have over 850 premium corporate brand products under the "Safeway SELECT" banner and have repackaged over 3,000 corporate brand products primarily under the "Safeway," "Lucerne" and "Mrs. Wright's" labels. Since our merger with Vons, we have been applying certain sales strategies that we and Vons have each employed successfully. By October 1998, we had introduced in all of our operating areas the Safeway Club Card (a customer loyalty program designed to reward frequent shoppers) which was inspired by a similar program at Vons.

  Improving Capital Management

     Our capital management has improved in two key areas: capital expenditures and working capital. In the capital expenditure area, we have expanded our use of standardized layouts and centralized purchasing agreements for building materials, fixtures and equipment for our new stores and remodels. As a result, our new store prototype is less expensive to build and more efficient to operate than the stores we and Vons previously built and operated. These lower project costs, coupled with our improved operations, have allowed us to improve our returns on capital investment. Working capital invested in the business has declined substantially since year-end 1993, primarily through lower warehouse inventory levels and improved payables management.

RETAIL OPERATIONS

  Stores

     We operate stores ranging in size from approximately 5,900 square feet to over 89,000 square feet. We determine the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested. Our primary new store prototype is 55,000 square feet and is designed to accommodate changing consumer needs and to achieve certain operating efficiencies. Most stores offer a wide selection of both food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral and pharmacy. In most of our larger stores, specialty departments are showcased in each corner and along the perimeter walls of the store to create a pleasant shopping atmosphere.

  Merchandising

     Our operating strategy is to provide value to our customers by maintaining high store standards and a wide selection of high quality products at competitive prices. We emphasize high quality perishables, such as produce and meat, and specialty departments, including in-store bakery, delicatessen, floral and pharmacy, designed to provide one-stop shopping for today's busy shoppers.

     We have developed a line of over 850 premium corporate brand products under the "Safeway SELECT" banner. These products include, among others, soft drinks, pasta and pasta sauces, salsa, whole bean coffee, cookies, ice cream, yogurt, pet food and laundry detergent. The line also includes Safeway SELECT "Healthy Advantage" items such as low-fat ice cream and low-fat cereal bars, and Safeway SELECT "Gourmet Club" frozen entrees and hors d'oeuvres. We have repackaged over 3,000 corporate brand products primarily under the "Safeway," "Lucerne" and "Mrs. Wright's" labels.

DISTRIBUTION

     Each of our 11 retail operating areas is served by a regional distribution center consisting of one or more facilities. With the acquisition of Dominick's, we have 15 distribution/warehousing centers (12 in the United States and three in Canada), which collectively provide the majority of all products to our stores. Our distribution centers in northern California and British Columbia are operated by a third party. Management regularly reviews distribution operations focusing on whether these operations support their operating areas in a cost-effective manner. We completed construction of a replacement distribution center in Maryland in December 1998.

CAPITAL EXPENDITURE PROGRAM

     A component of our long-term strategy is our capital expenditure program. Our capital expenditure program funds new stores, remodels, information technology advances, and other facilities, including plant and distribution facilities and corporate headquarters. In the last several years, our management has significantly strengthened our program to select and approve new capital investments, resulting in improved returns on investment.

     The table below reconciles for the last three fiscal years cash paid for property additions reflected in our consolidated statements of cash flows to our broader definition of capital expenditures, excluding Vons, and also details changes in our store base during such period:

                                                                  1997        1996        1995
                                                                 ------      ------      ------
                                                                     (DOLLARS IN MILLIONS)
Cash paid for property additions...............................  $758.2      $541.8      $450.9
Less:  Purchases of previously leased properties...............   (28.2)      (13.2)       (9.9)
Plus:  Present value of all lease obligations incurred.........    91.3        91.7        62.2
       Mortgage notes assumed in property acquisitions.........     0.9          --          --
       Vons first quarter expenditures.........................     7.2          --          --
                                                                 ------      ------      ------
       Total capital expenditures..............................  $829.4      $620.3      $503.2
                                                                 ======      ======      ======
Capital expenditures as a percent of sales.....................     3.7%        3.6%        3.1%
Vons stores acquired...........................................     316          --          --
New stores opened..............................................      37          30          32
Stores closed or sold..........................................      37          37          35
Remodels.......................................................     181         141         108
Total retail square footage at year-end (in millions)..........    53.2        40.7        40.1

     Improved operations and lower project costs have raised the return on capital projects, allowing us to increase capital expenditures.

ACQUISITIONS

     Our management believes that the supermarket industry in North America is fragmented and that there may be opportunities to make other acquisitions that would enhance our long-term growth. Our criteria for considering acquisition targets include, but are not limited to, strong market share and the potential for improving operating cash flow margin. These criteria are subject to review and modification from time to time. We cannot assure you that we will complete any such acquisition or that, if completed, the business acquired will make any contribution to our long-term growth.

EMPLOYEES

     As of January 2, 1999, we had approximately 170,000 full and part-time employees. Approximately 90% of our employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three to five-year terms. Accordingly, we renegotiate a significant number of these agreements every year.

     In the last three years there have been four significant work stoppages. During the second quarter of 1997, we were engaged in a 75-day labor dispute affecting 74 stores in the Alberta, Canada operating area. We continued to operate the affected stores with a combination of replacement workers, management and employees who returned to work. During the second and third quarters of 1996, we were engaged in a labor dispute in British Columbia which lasted 40 days and affected 86 stores. Under Provincial law in British Columbia, replacement workers could not be hired, and therefore all the affected stores were closed throughout the strike-lockout. Separately, we were engaged in a strike-lockout in the Denver operating area which lasted 44 days also during the second and third quarters of 1996. All of the Denver stores operated during the strike-lockout, largely with replacement workers. A nine-day strike during the second quarter of 1995 affected 208 stores in northern California. These work stoppages were resolved in a manner that management considered generally satisfactory. We estimate that the Alberta strike reduced 1997 net income by approximately $0.04 per share, that the combined impact of the disputes in Denver and British Columbia reduced 1996 earnings by approximately $0.07 per share, and that the dispute in northern California reduced 1995 earnings by an estimated $0.01 per share.

     We concluded early negotiations and signed new labor contracts covering employees whose collective bargaining agreements expired in 1998. Certain of these contracts were with employees represented by the United Food and Commercial Workers Union in northern California and Seattle and Spokane, Washington and by the International Brotherhood of Teamsters in southern California. In addition, union members in British Columbia ratified a new labor contract. Our management considers the terms of these new contracts to be satisfactory. During 1999, collective bargaining agreements covering employees in our stores in Denver, southern California (Vons) and northern Illinois (Dominick's) come up for renewal.

     Dominick's Litigation. We acquired Dominick's in November 1998. At that time, there was pending against Dominick's a class action lawsuit filed in March 1995 alleging gender discrimination and seeking compensatory and punitive damages in an unspecified amount. The lawsuit also alleges national origin discrimination, but the court has denied plaintiffs' class certification motion as to those claims. We plan to vigorously defend this lawsuit. It is our management's opinion that although the amount of liability with respect to this lawsuit cannot be ascertained at this time, any resulting liability, including any punitive damages, is not likely to have a material adverse effect on our financial statements taken as a whole.

                            THE SELLING STOCKHOLDERS

     All of the shares of common stock are being sold by the selling stockholders identified in the following table and the footnotes. The table and the footnotes also set forth information regarding the beneficial ownership of our outstanding common stock as of January 25, 1999 for each of the selling stockholders. Except as indicated by the notes to the following table, the holders listed below have sole voting power and investment power over the shares beneficially held by them. The address of SSI Associates, L.P., KKR Partners II, L.P., KKR Associates, L.P., SSI Equity Associates, L.P. and SSI Partners, L.P. is 9 West 57th Street, New York, New York 10019.

                                                                                  AFTER OFFERING AND
                                     BEFORE OFFERING                            AFTER DISTRIBUTIONS(4)
                                --------------------------                    --------------------------
                                NUMBER OF                      NUMBER OF      NUMBER OF
                                  SHARES     PERCENTAGE(3)   SHARES OFFERED     SHARES     PERCENTAGE(5)
                                ----------   -------------   --------------   ----------   -------------
KKR Associates, L.P.(1).......  64,337,639       13.1%         19,650,304     44,091,592        8.9%
SSI Equity Associates,
  L.P.(2).....................   9,969,660        2.0%             99,696      6,429,533        1.3%

---------------
(1) The shares are beneficially owned by KKR Associates, L.P. and two limited partnerships, SSI Associates, L.P. and KKR Partners II, L.P. KKR Associates is the general partner of each of SSI Associates and KKR Partners II. KKR Associates, in its capacity as general partner, may be deemed to beneficially own shares that are owned of record by SSI Associates and KKR Partners II. James H. Greene, Jr., Henry R. Kravis, Robert I. MacDonnell, George R. Roberts, Edward A. Gilhuly, Perry Golkin, Michael W. Michelson, Paul E. Raether, Clifton S. Robbins, Scott Stuart and Michael T. Tokarz are the general partners of KKR Associates. In their capacity as general partners, they may be deemed to share beneficial ownership of any shares beneficially owned by KKR Associates, but disclaim any such beneficial ownership. Messrs. Greene, Kravis, MacDonnell and Roberts are members of our Board of Directors.

     Shares owned before the offering include 48,352,750 shares held by KKR Associates, of which 4,261,158 are being offered by this prospectus, 14,862,296 shares held by SSI Associates, all of which are being offered by this prospectus, and 1,122,593 shares held by KKR Partners II, of which 526,850 are being offered by this prospectus. On or prior to the completion of the offering, KKR Partners II will distribute the remaining 595,743 shares to its limited partners. After the offering and the distribution, neither SSI Associates nor KKR Partners II will own any of our common stock. To the extent that the over-allotment option is exercised, all of the shares to be sold pursuant to the option will be sold by KKR Associates. If the underwriters exercise the entire over-allotment option, then following the offering and the distribution, KKR Associates will own approximately 42.1 million shares (representing approximately 8.5% of the outstanding shares).

(2) The shares are beneficially owned by SSI Equity Associates, L.P. SSI Partners, L.P. is the sole general partner of SSI Equity Associates. SSI Partners, in its capacity as general partner, may be deemed to beneficially own shares that are beneficially owned by SSI Equity Associates. Messrs. Kravis, MacDonnell, Raether and Roberts are the general partners of SSI Partners. In their capacity as general partners, they may be deemed to share beneficial ownership of any shares beneficially owned by SSI Partners, but disclaim any such beneficial ownership. Messrs. Kravis, MacDonnell and Roberts are members of our Board of Directors. We are a limited partner of SSI Equity Associates and own 64.5% of the partnership.

     All 9,969,660 shares shown as beneficially owned by SSI Equity Associates prior to the offering represent shares of common stock issuable upon exercise of warrants to purchase common stock. Of those shares, 3,540,127 shares issuable upon exercise of warrants are attributable to limited partners other than Safeway and 6,429,533 shares issuable upon exercise of warrants are attributable to our limited partner interest in SSI Equity Associates. Of the 3,540,127 shares, SSI Equity Associates will sell warrants to purchase 99,696 shares of common stock pursuant to this prospectus. On or prior to the completion of the offering, the remaining warrants to purchase 3,440,431 shares will be exercised and the shares issued upon exercise will be distributed to limited partners other than Safeway. In connection with the exercise, warrants to purchase approximately 30,000 shares will be canceled as payment of the exercise price. After the offering and the distribution, SSI Equity Associates will hold warrants to purchase 6,429,533 shares of common stock (representing approximately 1.3% of the outstanding shares) and we will be the sole limited partner of SSI Equity Associates. SSI Partners will no longer serve as the general partner of SSI Equity Associates. We intend for the partnership to hold such warrants until November 15, 2001 when they expire and to not exercise such warrants.

(3) Based on 490.3 million shares outstanding at January 2, 1999. For purposes of calculating the percentage of shares owned by SSI Equity Associates, we have assumed that SSI Equity Associates has exercised all of its warrants.

(4) Gives effect to the offering and distributions by KKR Partners II and SSI Equity Associates described in notes (1) and (2) above.

(5) Based on 493.8 million shares outstanding after the offering and distribution. For purposes of calculating the percentage of shares owned by SSI Equity Associates, we have assumed that SSI Equity Associates has exercised all of its warrants.

     SSI Associates made its investment in Safeway in 1986. The limited partnership agreement pursuant to which SSI Associates was organized, by its terms, expired on December 31, 1998. As a result of the expiration, the general partner is in the process of dissolving and winding up SSI Associates. Following the offering, SSI Associates will not own any of our common stock.

     KKR Associates, SSI Associates, KKR Partners II, SSI Equity Associates and we entered into a Registration Rights Agreement dated as of November 25, 1986. A copy of the Registration Rights Agreement is incorporated by reference as an exhibit to the registration statement. Pursuant to that agreement, we agreed to register the offer and sale of shares of common stock offered hereby. We and the other parties to the agreement agreed to indemnify each other against certain liabilities under the Securities Act in connection with the sale of the shares offered hereby. Pursuant to the Registration Rights Agreement, the selling stockholders are required to pay the underwriting discounts and commissions and transfer taxes associated with the offering, and we are required to pay substantially all expenses directly associated with the offering, including the registration and filing fees, printing expenses, underwriting expenses and expenses for counsel and accountants incurred by us or the selling stockholders.

     Sales of substantial amounts of common stock, including shares issued upon the exercise of stock options, or the perception that such sales could occur, could adversely affect prevailing market prices of the common stock. As a condition to receiving shares from KKR Partners II and SSI Equity Associates in the distributions described above, the limited partners who will receive shares will agree not to sell these shares for 120 days following the distributions. KKR Associates and SSI Partners have agreed with the underwriters not to waive this sale restriction for a period of 90 days from the date of this prospectus.

                   DESCRIPTION OF CAPITAL STOCK AND WARRANTS

GENERAL

     Pursuant to our Restated Certificate of Incorporation, as amended, our authorized capital stock consists of 1.5 billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, par value $0.01 per share. At January 2, 1999, we had outstanding 490.3 million shares of common stock and no outstanding shares of preferred stock. All shares of common stock are fully paid and nonassessable.

COMMON STOCK

     Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. In the event of a liquidation, dissolution or winding-up of Safeway, the holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

     Our Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class.

     Our bylaws provide for additional notice requirements for stockholder nominations and proposals at our annual or special meetings. At annual meetings, stockholders may submit nominations for directors or other proposals only upon written notice to us at least 50 days prior to the annual meeting.

     The common stock is listed on the New York Stock Exchange. The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

PREFERRED STOCK

     Our Board of Directors is authorized without further stockholder action, to divide any or all shares of the authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this prospectus, the Board of Directors has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

DIVIDENDS

     Holders of common stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued and subject to certain limitations in our bank credit agreement.

WARRANTS

     Each warrant is exercisable to purchase one share of common stock at an exercise price of $.50 per share. The warrants were issued in 1986 to SSI Equity Associates. There are currently outstanding warrants to purchase an aggregate of 9,969,660 shares of common stock, all of which are held by SSI Equity Associates. The warrants are exercisable until they expire on November 15, 2001. The exercise price of the warrants is subject to adjustment in the event we effect a stock dividend, subdivision of stock and certain other distributions described in the warrant. A copy of the warrant is filed as an exhibit to the registration statement and is incorporated herein by reference. The determination of when or whether to exercise the warrants is within the sole discretion of the general partner of SSI Equity Associates, except under certain limited circumstances following the sale of common stock by SSI Associates and KKR Partners II. After the offering and the distribution, there will be outstanding warrants to purchase 6,429,533 shares of common stock, all of which will be held by SSI Equity Associates. We will be the sole limited partner of SSI Equity Associates and intend for the partnership to hold the warrants until they expire. See "The Selling Stockholders."

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a holder who is not a United States person or entity (a "Non-U.S. Holder"). The term "Non-U.S. Holder" means any person or entity that is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens and residents.

     This discussion does not address all aspects of United States federal income and estate taxes or consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Nor does it deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and public administrative and judicial interpretations thereof, all of which are subject to changes which could be applied retroactively. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK.

     We do not currently intend to pay cash dividends on shares of common stock. See "Dividend Policy." In the event that such dividends are paid on shares of common stock, except as described below, dividends paid to a Non-U.S. Holder of common stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States. If the dividends are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, if a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, the dividends will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax described above (assuming the necessary certification and disclosure requirements are met). Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), and, under currently applicable United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under recently promulgated United States Treasury regulations generally effective with respect to payments made after December 31, 1999, however, a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy specified certification and other requirements, which will include filing a Form W-8 containing the Non-U.S. Holder's name, address and a certification that such Holder is eligible for the benefits of the treaty under its Limitations in Benefits Article. In addition, certain certification and disclosure requirements must be met to be exempt from withholding under the effectively connected income exemption discussed above.

     A Non-U.S. Holder of common stock who is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate, timely claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on a disposition of a share of common stock unless:

        - subject to the exception discussed below, we are or have been a "United States real property holding corporation" (a "USRPHC") within the meaning of section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period (the "Required Holding Period");

        - the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder and, if a tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder;

        - the Non-U.S. Holder is an individual who holds the share of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or

        - the Non-U.S. Holder is subject to tax pursuant to the Internal Revenue Code provisions applicable to certain United States expatriates.

     If an individual Non-U.S. Holder falls under the second or fourth clause above, he or she will be taxed on his or her net gain derived from the sale under regular United States federal income tax rates. If the individual Non-U.S. Holder falls under the third clause above, he or she will be subject to a flat 30% tax on the gain derived from the sale which may be offset by United States source capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under the second clause above, it will be taxed on its gain under regular graduated United States federal income tax rates and, in addition, will under certain circumstances be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

     A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently a USRPHC. However, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect of such tax, on gain from a sale or other disposition of common stock by reason of our USRPHC status if the common stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, common stock with a fair market value in excess of 5% of the fair market value of all common stock outstanding at any time during the Required Holding Period. We believe that the common stock will be treated as regularly traded.

     If we are or have been a USRPHC within the Required Holding Period, and if a Non-U.S. Holder owns in excess of 5% of the fair market value of common stock (as described in the preceding paragraph), such Non-U.S. Holder of common stock will be subject to United States federal income tax at regular graduated rates under certain rules ("FIRPTA tax") on gain recognized on a sale or other disposition of such common stock. In addition, if we are or have been a USRPHC within the Required Holding Period and if the common stock were not treated as regularly traded, a Non-U.S. Holder (without regard to its ownership percentage) would be subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on a sale or other disposition of common stock and could be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax would be creditable against such Non-U.S. Holder's United States federal income tax liability. Non-U.S. Holders are urged to consult their tax advisors concerning the potential applicability of these provisions.

FEDERAL ESTATE TAXES

     An individual Non-U.S. Holder who (i) is not a citizen or resident of the United States (as specifically defined for United States estate tax purposes) at the time of his or her death and (ii) owns, or is treated as owning common stock at the time of his or her death, or has made certain lifetime transfers of an interest in common stock, will be required to include the value of such common stock in his or her gross estate for federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement with the tax authorities in that country.

     United States backup withholding tax (which, in general, is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) generally will not apply to:

        - the payment of dividends paid on common stock to a Non-U.S. Holder at an address outside the United States (unless the payor has knowledge that the payee is a United States person); or

        - the payment of the proceeds of the sale of common stock to or through the foreign office of a broker.

     In the case of the payment of proceeds from such a sale of common stock through a foreign office of a broker that is a United States person or a "U.S. related person," however, information reporting (but not backup withholding) is required with respect to the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and has no actual knowledge to the contrary) and certain other requirements are met or the holder otherwise establishes an exemption. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes under current regulations, or (ii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business. The payment of the proceeds of a sale of shares of common stock to or through a United States office of a broker is subject to information reporting and possible backup withholding unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the IRS.

     On October 6, 1997, the United States Treasury Department promulgated new regulations regarding the withholding and information reporting rules discussed above, effective for payments made after December 31, 1999. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The new regulations also alter the procedures for claiming benefits of an income tax treaty and permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners under some circumstances. On January 15, 1999, the IRS issued Notice 99-8 proposing certain changes to these new withholding regulations for non-resident aliens and foreign corporations and providing a model "qualified intermediary" withholding agreement to be entered into with the IRS to allow certain institutions to certify on behalf of their non-U.S. customers or account holders who invest in U.S. securities. Non-U.S. Holders should consult their own tax advisors with respect to the impact of the new regulations.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, ING Baring Furman Selz LLC, Lehman Brothers Inc., J.P. Morgan Securities Inc., Salomon Smith Barney Inc. and Warburg Dillon Read LLC are acting as representatives, have severally agreed to purchase, directly or through the exercise of warrants held by SSI Equity Associates, and the selling stockholders have agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of such underwriters below:

                                                              NUMBER OF
                                                                SHARES
                            NAME                              ----------
Morgan Stanley & Co. Incorporated...........................
Goldman, Sachs & Co. .......................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
ING Baring Furman Selz LLC..................................
Lehman Brothers Inc. .......................................
J.P. Morgan Securities Inc. ................................
Salomon Smith Barney Inc. ..................................
Warburg Dillon Read LLC.....................................


                                                              ----------
          Total.............................................  19,750,000
                                                              ==========

     The Underwriting Agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock (directly or through the purchase and exercise of warrants held by SSI Equity Associates) offered hereby (other than those covered by the underwriters' over-allotment option described below) if any such shares are taken. With respect to shares of common stock obtained upon the purchase and exercise of warrants held by SSI Equity Associates, the underwriters will remit the exercise price of the warrants to Safeway.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $.     a share under the public offering price. Any underwriter
may allow, and such dealers may reallow, a concession not in excess of $.     a
share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     KKR Associates, one of the selling stockholders, has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,000,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the
public would be $          , the total underwriters' discounts and commissions
would be $          and total proceeds to the selling stockholders would be
$          .

     Safeway and the selling stockholders have agreed not to (1) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, provided that the foregoing shall not apply to distributions of common stock by either of KKR Partners II or SSI Equity Associates to any of their respective limited partners or (2) with respect to Safeway only, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, except for (a) the shares to be sold and the warrants to be cancelled in connection with the offering, (b) any shares of common stock issued by Safeway pursuant to stock option plans for our employees and directors or existing stock option plans for consultants, (c) option grants under stock option plans for our employees and directors or existing stock option plans for consultants, (d) any agreement of Safeway in connection with an acquisition of assets or properties or any capital stock issuable pursuant to the terms of such an agreement, (e) capital stock issuable upon the exercise of warrants outstanding on the date of this prospectus or (f) the cancellation of warrants for a period of at least 90 days from the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters. If any such consent is given it would not necessarily be preceded or followed by a public announcement thereof. As a condition to receiving shares from KKR Partners II and SSI Equity Associates, the limited partners who will receive shares will agree not to sell those shares for 120 days following the distributions. KKR Associates and SSI Partners have agreed with the underwriters not to waive this sale restriction for a period of 90 days from the date of this prospectus.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The warrants held by SSI Equity Associates being purchased by the several underwriters from SSI Equity Associates will be purchased at a price per underlying share equal to the price to public less the exercise price of each such warrant and the underwriting discount per underlying share. The underwriters will immediately exercise such warrants held by SSI Equity Associates by paying Safeway the aggregate exercise price of the warrants, and will include in the offering the 99,696 shares of common stock issuable as a result of such exercise.

     Safeway, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Latham & Watkins of San Francisco, California, and Michael C. Ross, our General Counsel, will issue an opinion about certain legal matters with respect to the common stock and warrants for Safeway and the selling stockholders. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of our common stock. These persons do not have the power to vote or dispose of such shares of common stock. Michael C. Ross holds common stock and options to purchase common stock which in the aggregate constitute less than 1% of our common stock. Brown & Wood LLP of San Francisco will act as counsel for the underwriters. Paul C. Pringle is a partner of Brown & Wood LLP and owns 1,000 shares of Safeway common stock.

                                    EXPERTS

     Our consolidated financial statements as of January 3, 1998 and December 28, 1996 and for each of the three fiscal years in the period ended January 3, 1998, which are incorporated by reference herein from our Annual Report on Form 10-K for the year ended January 3, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     INFORMATION INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Commission pursuant to Section 13 of the Exchange Act (Commission file number 1-00041):

        - Annual Report on Form 10-K for the year ended January 3, 1998 (including information specifically incorporated by reference into our Form 10-K from our 1997 Annual Report to Stockholders and Proxy Statement for our 1998 Annual Meeting of Stockholders) and Form 10-K/A filed March 10, 1998;

        - Quarterly Reports on Form 10-Q for the quarters ended March 28, 1998, June 6, 1998 and September 12, 1998;

        - Current Reports on Form 8-K filed on July 15, 1998, October 19, 1998, November 9, 1998 and November 24, 1998;

        - Description of our common stock contained in our registration statement on Form 8-A filed with the Commission on February 20, 1990, including the amendment on Form 8 dated March 26, 1990; and

        - All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering the common stock thereby is completed (other than those portions of such documents described in paragraphs (i), (k), and (l) of Item 402 of Regulation S-K promulgated by the Commission).

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                                  Safeway Inc.
                           5918 Stoneridge Mall Road
                          Pleasanton, California 94588
                                 (925) 467-3790

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information.

                                  SAFEWAY LOGO

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses to be paid by us in connection with the distribution of the securities being registered are as set forth in the following table:

  Securities Act Registration Fee...........................  $  327,660
* Legal Fees and Expenses (other than Blue Sky).............     400,000
* Accounting Fees and Expenses..............................      75,000
* Printing Expenses.........................................     150,000
* Blue Sky Fees and Expenses................................      30,000
* Miscellaneous.............................................      17,340
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========

---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction for which a director derives an improper personal benefit. In addition, Section 145 of the Delaware General Corporation law and Article III,
Section 13 of the Company's bylaws, under certain circumstances, provide for the indemnification of the Company's officers, directors, employees and agents against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article III,
Section 13 of the Company's bylaws.

     In general, any officer, director, employee or agent will be indemnified against expenses, including attorney's fees, fines, settlements or judgments, which were actually and reasonably incurred, in connection with a legal proceeding, other than one brought by or on behalf of the Company, to which he was a party as a result of such relationship, if he acted in good faith, and in the manner he believed to be in or not opposed to the Company's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the action is brought by or on behalf of the Company, the person to be indemnified must have acted in good faith and in a manner he reasonably believed to be in or not opposed to the Company's best interest, but no indemnification will be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware, or the court in which such action was brought, determines upon application that, despite adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which such Court of Chancery or such other court shall deem proper.

     Any indemnification under the previous paragraphs (unless ordered by a court) will be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct set forth above. Such determination will be made (i) by the Company's board of directors by a majority vote of a quorum of disinterested directors who were not parties to such actions, (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent that a director, officer, employee or agent of the Company is successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the previous paragraph, he will be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the Company as authorized by the Company's bylaws. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Company's board of directors deems appropriate.

     The indemnification and advancement of expenses provided by, or granted pursuant to, Section 13 of the Company's bylaws is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. If a claim for indemnification or payment of expenses under Section 13 of the Company's bylaws is not paid in full within ninety (90) days after a written claim therefor has been received by the Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company has the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

     The Company's board of directors may authorize, by a vote of a majority of a quorum of the Company's board of directors, the Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of Section 13 of the Company's bylaws. The Company's board of directors may authorize the Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Company's board of directors so determines, greater than those provided for in Section 13 of the Company's bylaws.

     The Company has also purchased insurance for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors and officers of the Company.

ITEM 16. EXHIBITS

     The following documents are filed as part of this registration statement.


    EXHIBIT
    NUMBER                             DESCRIPTION
    -------                            -----------
     1.1       Form of Underwriting Agreement
     4.1       Restated Certificate of Incorporation of the Company and
               Certificate of Amendment of Restated Certificate of
               Incorporation of the Company (incorporated by reference to
               Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q
               for the quarterly period ended June 15, 1996 and Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the
               quarterly period ended June 20, 1998)
     4.2       Form of By-laws of the Company as amended (incorporated by reference to Exhibit 3.2 to Registration Statement No.
               33-33388), and Amendment to the Company's By-laws effective
               March 8, 1993 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the Fiscal year ended January 2,
               1993)
     4.3       Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(i).1 to Registration Statement No. 33-33388)
     4.4       Registration Rights Agreement dated as of November 25, 1986 by and between Safeway Stores Holdings Corporation
               (predecessor to the Company) and certain limited
               partnerships (incorporated by reference to Exhibit 4(i).4 to
               Registration Statement No. 33-33388)
     4.5       Common Stock Purchase Warrants to purchase shares of Safeway
               Inc. common stock (incorporated by reference to Exhibit
               4(i).13 to Annual Report on Form 10-K for the year ended
               January 3, 1998)
    *5.1       Opinion of Latham & Watkins
    23.1       Consent of Deloitte & Touche LLP
    *23.2      Consent of Latham & Watkins (included in Exhibit 5.1)
    *24.1      Powers of Attorney (contained on page II-5)


---------------

* Previously filed.


ITEM 17. UNDERTAKINGS

     (a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Safeway pursuant to the provisions described in this registration statement above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted against us by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby also undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, California, on January 29, 1999.


                                          SAFEWAY INC.


                                        By: /s/ MICHAEL C. ROSS

                                           -------------------------------------

                                           Michael C. Ross


                                           Senior Vice President, Secretary and


                                           General Counsel



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by each of the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                     DATE
                      ---------                                    -----                     ----

*STEVEN A. BURD                                          Chairman, President and       January 29, 1999
-----------------------------------------------------    Chief Executive Officer
Steven A. Burd                                           (Principal Executive
                                                         Officer)

*DAVID G. WEED                                           Executive Vice President,     January 29, 1999
-----------------------------------------------------    Chief Financial Officer
David G. Weed                                            (Principal Financial
                                                         Officer and Principal
                                                         Accounting Officer)

*PETER A. MAGOWAN                                        Director                      January 29, 1999
-----------------------------------------------------
Peter A. Magowan

*WILLIAM Y. TAUSCHER                                     Director                      January 29, 1999
-----------------------------------------------------
William Y. Tauscher

*JAMES H. GREENE, JR.                                    Director                      January 29, 1999
-----------------------------------------------------
James H. Greene, Jr.

*PAUL HAZEN                                              Director                      January 29, 1999
-----------------------------------------------------
Paul Hazen

*HENRY R. KRAVIS                                         Director                      January 29, 1999
-----------------------------------------------------
Henry R. Kravis

*ROBERT I. MACDONNELL                                    Director                      January 29, 1999
-----------------------------------------------------
Robert I. MacDonnell

*GEORGE R. ROBERTS                                       Director                      January 29, 1999
-----------------------------------------------------
George R. Roberts

*By: /s/ MICHAEL C. ROSS                                                               January 29, 1999
-----------------------------------------------------
     Michael C. Ross
     as attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1.1     Form of Underwriting Agreement
   4.1     Restated Certificate of Incorporation of the Company and
           Certificate of Amendment of Restated Certificate of
           Incorporation of the Company (incorporated by reference to
           Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q
           for the quarterly period ended and Exhibit 3.1 to the
           Company's Quarterly Report on Form 10-Q for the quarterly
           period ended June 20, 1998)
   4.2     Form of By-laws of the Company as amended (incorporated by reference to Exhibit 3.2 to Registration Statement No.
           33-33388), and Amendment to the Company's By-laws effective
           March 8, 1993 (incorporated by reference to Exhibit 3.2 to the Company's Form 10-K for the Fiscal year ended January 2,
           1993)
   4.3     Specimen Common Stock Certificate (incorporated by reference to Exhibit 4(i).1 to Registration Statement No. 33-33388)
   4.4     Registration Rights Agreement dated as of November 25, 1986 by and between Safeway Stores Holdings Corporation
           (predecessor to the Company) and certain limited
           partnerships (incorporated by reference to Exhibit 4(i).4 to
           Registration Statement No. 33-33388)
   4.5     Common Stock Purchase Warrants to purchase shares of Safeway
           Inc. common stock (incorporated by reference to Exhibit
           4(i).13 to Annual Report on Form 10-K for the year ended
           January 3, 1998)
  *5.1     Opinion of Latham & Watkins
  23.1     Consent of Deloitte & Touche LLP
 *23.2     Consent of Latham & Watkins (included in Exhibit 5.1)
 *24.1     Powers of Attorney (contained on page II-5)


---------------

* Previously filed.